

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2011

Stephen J. Luczo
Chief Executive Officer
Seagate Technology Public Limited Company
Arthur Cox Building
Earlsfort Terrace
Dublin 2, Ireland

Re: **Seagate Technology Public Limited Company**
Form 10-Q for the quarterly period ended December 31, 2010
Filed February 3, 2011
Form 10-K for the fiscal year ended July 2, 2010
Filed August 20, 2010
File No. 001-31560

Dear Mr. Luczo:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended December 31, 2010

Consolidated Financial Statements

Note 12. Legal, Environmental and Other Contingencies

Convolve, Inc. ("Convolve") and Massachusetts Institute of Technology ("MIT") v. Seagate Technology LLC, et al., page 27

1. You disclose that this complaint seeks injunctive relief, $800 million in compensatory damages and "unspecified punitive damages, including willful infringement." Please

revise to disclose the range of possible losses that could result from possible punitive damages, including willful infringement.

Form 10-K for the fiscal year ended July 2, 2010

Consolidated Financial Statements

Note 5. Debt and Convertible Notes, page 85

2. Please tell us your basis for not providing condensed consolidating financial information pursuant to Rule 3-10 of Regulation S-X for each security described in Note 5 that was outstanding at the balance sheet date, other than those for which you disclose that the security was issued pursuant to a private placement exemption and not subsequently registered. We note that Section III.C.1 of Release 34-43124 clarifies that the parent company periodic reports must include the modified financial information permitted by paragraphs (b) through (f) of Rule 3-10 of Regulation S-X for as long as the subject securities are outstanding. Applied to your facts and circumstances, it appears that SX 3-10 disclosure may have been required for certain securities notwithstanding that the securities were fully paid and extinguished subsequent to the balance sheet date, but before filing your Form 10-K. Similarly, it appears that SX 3-10 disclosure may have been required for certain securities notwithstanding the filing within the fiscal year of a Form 15 related to those securities.

Note 13. Legal, Environmental and Other Contingencies, page 113

3. We note your disclosures beginning on page 113 regarding the various litigation matters to which the Company is exposed. Please indicate why you believe that your disclosure properly discloses your determination of the range of the likelihood of an unfavorable outcome as defined in FASB ASC 450-20-25-1 (i.e., probable, reasonably possible, and remote). We also note that you have not disclosed either:

(i) the possible loss or range of loss; or

(ii) a statement that an estimate of the loss cannot be made.

If you believe that the likelihood of an unfavorable outcome is remote, please explain how your disclosure properly distinguishes this outcome from the possible outcomes within the range. Further, please clarify how your disclosures comply with the requirements in paragraphs 3 through 5 of FASB ASC 450-20-50 and SAB Topic 5Y for those contingencies that you have determined to be probable or reasonably possible. In this regard for each material contingency, you should disclose an estimate of the possible loss or range of loss or a statement that such estimate cannot be made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Philip Rothenberg, Staff Attorney, at (202) 551-3466 or Barbara Jacobs, Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief